Exhibit 12.1

Barnes Group Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

			As Adjusted
Years Ended December 31,	2006		2005		2004		2003		2002
Earnings available for fixed charges:
Income before income taxes	$93,241		$68,151		$35,877		$32,718		$25,418
Equity (income) loss, net of distributions	—		335		355		(489)		(477)
Capitalized interest	(714)		(241)		(314)		(85)		(128)
Amortization of capitalized interest	262		246		291		317		344
Fixed charges per below	29,441		22,460		20,362		20,446		18,730

Earnings	$122,230		$90,951		$56,571		$52,906		$43,887

Fixed Charges:
Interest expensed and capitalized, including amortization of debt issuance costs	$24,451		$17,947		$15,938		$16,253		$15,311
Interest portion of rental expense (33%)	4,990		4,513		4,424		4,193		3,419

Fixed charges	$29,441		$22,460		$20,362		$20,446		$18,730

Ratio of earnings to fixed charges	4.2	x	4.0	x	2.8	x	2.6	x	2.3	x